November 16, 2007

Mail Stop 4561

Mr. Antonio Garces
Chairman of the Board and Chief Executive Officer
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456
C1038 AAJ-Buenos Aires, Argentina

Re: **Grupo Financiero Galicia S.A.**
Form 20-F for Fiscal Year Ended December 31, 2006
Filed June 29, 2007
File Number: 000-30852

Dear Mr. Garces:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief